Exhibit 99.1

NICE Reports Third Quarter 2013 Non-GAAP Revenues of $230 Million
and Non-GAAP EPS of $0.62

Ra’anana, Israel, October 30, 2013 - NICE Systems (NASDAQ: NICE) today announced results for the third quarter ended September 30, 2013.

“We reported solid results for the third quarter of 2013, and we believe that with the robust demand for our products and a healthy pipeline of large, multi-product deals, we are well-positioned for a strong finish to the year, said Zeevi Bregman, President and CEO of NICE Systems.”

Mr. Bregman continued, “In the third quarter, we saw continued strong growth in our analytics-based applications with ongoing strong demand.  The reason behind the strength is that these solutions, including real-time analytics, help our customers improve business results.  Our unique blend of solutions is able to unlock and operationalize the valuable information hidden in Big Data to better understand relationships and associations among people, data and systems to help our customers ensure compliance, enhance operational efficiency, increase revenues, improve the customer experience and safeguard people and assets.”

“Trapped Profit” Release One-Time Payment and Tax Settlement

In the third quarter of 2013, the Company took advantage of a special program initiated by the Israeli government on November 12, 2012 with a deadline of November 11, 2013 that allowed Israeli companies to release “trapped profits” by paying a highly discounted tax payment and it also settled a multi-year tax audit. As a result, the Company reported a tax expense of $19.2 million, or $0.31 per share. Due to the nature of this expense, the Company excluded it from Non-GAAP results.  The total cash payment related to the release of “trapped profits” and the tax audit settlement was $30.9 million.

Dividend Declaration

In continuation of its previously announced dividend plan, the company announced that its Board of Directors, at its meeting on October 29, 2013, declared a cash dividend for the third quarter of 2013 of $0.16 per share. The record date will be November 12, 2013, and the payment date will be November 26, 2013. Tax will be withheld at a rate of 15%.

Non-GAAP Financial Highlights for the Third Quarter Ended September 30, 2013:

Revenues: Third quarter 2013 non-GAAP total revenues were $230.1 million, up 4.2% from $220.9 million for the third quarter of 2012.

Gross Profit: Third quarter 2013 non-GAAP gross profit and non-GAAP gross margin increased to $151.2 million and 65.7%, respectively, from $145 million and 65.6%, respectively, for the third quarter of 2012.

Operating Income: Third quarter 2013 non-GAAP operating income was $42.2 million compared to $42.1 million in third quarter 2012. Non-GAAP operating margin was 18.4% compared to 19.1% in the third quarter of 2012.

Net Income: Third quarter 2013 non-GAAP net income was $38.2 million compared to $39.7 million in third quarter 2012. Non-GAAP net margin was 16.6% compared to 18% in third quarter of 2012.

Fully Diluted Earnings Per Share: Third quarter 2013 non-GAAP fully diluted earnings per share was $0.62 compared to $0.64 in the third quarter of 2012.

GAAP Financial Highlights for the Third Quarter Ended September 30, 2013:

Revenues: Third quarter 2013 total revenues increased 5% to $229.9 million compared to $218.9 million for the third quarter of 2012.

Gross Profit: Third quarter 2013 gross profit and gross margin increased to $139.3 million and 60.6%, respectively, compared to $130.5 million and 59.6%, respectively, for the third quarter of 2012.

Operating Income: Third quarter 2013 operating income and operating margin increased to $15.8 million and 6.9%, respectively, compared to $13.3 million and 6.1%, respectively, for the third quarter of 2012.

Net Income (Loss): Third quarter 2013 loss was $3.7 compared to net income of $16.8 million for the third quarter of 2012.

Fully Diluted Earnings Per Share (Loss): Fully diluted loss per share of $0.06 for the third quarter of 2013 compared to $0.27 earnings per share for the third quarter of 2012.

Operating Cash Flow and Cash Balance: Third quarter 2013 operating cash flow was negative $15.6 million. This is a result of the cash payment of $30.9 million associated with the tax expense described above. Excluding this payment, cash flow from operations would have been $15.3 million, compared to $11.6 million dollars for the third quarter of 2012. In the third quarter, $16.6 million was used for share repurchases and $9.7 million for dividends. As of September 30, 2013, total cash and cash equivalents, short term investments and marketable securities were $444 million, with no debt.

Fourth Quarter and Full Year 2013 Guidance:

Fourth Quarter 2013: Fourth quarter 2013 non-GAAP total revenues are expected to be in a range of $260 million to $275 million. Fourth quarter 2013 non-GAAP fully diluted earnings per share are expected to be in a range of $0.72 to $0.77.

Full Year 2013: Full year 2013 non-GAAP total revenues are expected to be in a range of $940 million to $955 million. Full year 2013 non-GAAP fully diluted earnings per share are expected to be in a range of $2.55 to $2.60.

Quarterly Results Conference Call

NICE management will host its earnings conference call today, October 30th, 2013 at 8:30 AM EDT, 12:30 GMT, 14:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial in to the following numbers: United States 1-866-804-8688 or +1-718-354-1175, International +44(0)1296-480-100, United Kingdom 0-800-783-0906, Israel 1-809-242-041. The Passcode is 880 304 19.  Additional access numbers can be found at http://www.btconferencing.com/globalaccess/?bid=54_attended. The call will be webcast live on the Company’s website at http://www.nice.com/news-and-events/ir-events. An online replay will also be available approximately two hours following the call. A telephone replay of the call will be available for 2 days after the live broadcast, and may be accessed by dialing: United States 1-877-482-6144, International +44(0)20-7136-9233, United Kingdom 0-800-032-9687. The Passcode for the replay is 90526208.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, restructuring, re-organization expenses, share-based compensation, certain business combination accounting entries, the related tax effects thereon and tax settlement and "trapped profits" release one-time payment. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The intangible assets created in the acquisitions of Merced are preliminary and subject to further review and completion of valuation analyses.

About NICE
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Anat Earon-Heilborn, +972 9 775-3798, ir@nice.com, CET

Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Bregman, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	September 30,		September 30,
	2013	2012	2013	2012
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue:
Product	$86,127	$92,115	$260,895	$269,221
Services	143,736	126,744	418,170	372,106
Total revenue	229,863	218,859	679,065	641,327

Cost of revenue:
Product	28,642	31,273	85,146	93,660
Services	61,920	57,055	177,268	168,852
Total cost of revenue	90,562	88,328	262,414	262,512

Gross profit	139,301	130,531	416,651	378,815

Operating Expenses:
Research and development, net	34,536	30,094	97,597	88,910
Selling and marketing	58,277	54,892	176,779	165,113
General and administrative	22,865	22,186	64,466	71,649
Amortization of acquired intangible assets	7,591	8,225	23,866	24,364
Restructuring expenses	211	1,884	211	1,884
Total operating expenses	123,480	117,281	362,919	351,920

Operating income	15,821	13,250	53,732	26,895

Finance and other income, net*	806	1,767	3,010	6,585

Income before taxes on income	16,627	15,017	56,742	33,480
Taxes on income (tax benefit)*	20,335	(1,760)	25,683	(2,284)

Net income (loss)	$(3,708)	$16,777	$31,059	$35,764

Basic earnings (loss) per share	$(0.06)	$0.28	$0.51	$0.59

Diluted earnings (loss) per share	$(0.06)	$0.27	$0.50	$0.57

Weighted average number of shares
outstanding used to compute:

Basic earnings (loss) per share	60,497	60,766	60,413	61,108
Diluted earnings (loss) per share	60,497	61,971	61,855	62,523

*Certain comparative figures have been reclassified to conform to the current year presentation.

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	September 30,		September 30,
	2013	2012	2013	2012
GAAP revenues	$229,863	$218,859	$679,065	$641,327
Valuation adjustment on acquired deferred product revenue	10	229	117	3,930
Valuation adjustment on acquired deferred service revenue	238	1,814	832	7,502
Non-GAAP revenues	$230,111	$220,902	$680,014	$652,759

GAAP cost of revenue	$90,562	$88,328	$262,414	$262,512
Amortization of acquired intangible assets on cost of product	(9,403)	(10,364)	(28,209)	(31,553)
Amortization of acquired intangible assets on cost of services	(977)	(1,025)	(2,947)	(2,734)
Valuation adjustment on acquired deferred cost of services	9	11	18	107
Cost of product revenue adjustment (1,2,4)	(161)	(47)	(406)	(336)
Cost of services revenue adjustment (1,2,3,4)	(1,163)	(957)	(3,109)	(3,012)
Non-GAAP cost of revenue	$78,867	$75,946	$227,761	$224,984

GAAP gross profit	$139,301	$130,531	$416,651	$378,815
Gross profit adjustments	11,943	14,425	35,602	48,960
Non-GAAP gross profit	$151,244	$144,956	$452,253	$427,775

GAAP operating expenses	$123,480	$117,281	$362,919	$351,920
Research and development (1,2,3)	(860)	(546)	(1,940)	(2,652)
Sales and marketing (1,2,3)	(2,778)	(1,426)	(7,065)	(6,072)
General and administrative (1,2,3)	(1,954)	(2,089)	(6,028)	(6,797)
Amortization of acquired intangible assets	(7,591)	(8,225)	(23,866)	(24,364)
Acquisition related expenses (4)	(1,091)	-	(1,091)	(4,348)
Settlement and related expenses	-	(267)	-	(267)
Restructuring expenses	(211)	(1,884)	(211)	(1,884)
Non-GAAP operating expenses	$108,995	$102,844	$322,718	$305,536

GAAP finance & other income, net	$806	$1,767	$3,010	$6,585
Acquisition related expenses (4)	126	-	126	-
Non-GAAP finance & other income, net	$932	$1,767	$3,136	$6,585

GAAP taxes on income	$20,335	$(1,760)	$25,683	$(2,284)
"Trapped profits" one time payment and tax settlement	(19,189)	-	(19,189)	-
Tax adjustments re non-GAAP adjustments	3,786	5,949	12,850	20,145
Non-GAAP taxes on income	$4,932	$4,189	$19,344	$17,861

GAAP net income (loss)	$(3,708)	$16,777	$31,059	$35,764
Valuation adjustment on acquired deferred revenue	248	2,043	949	11,432
Valuation adjustment on acquired deferred cost of services	(9)	(11)	(18)	(107)
Amortization of acquired intangible assets	17,971	19,614	55,022	58,651
Share-based compensation (1)	6,732	4,961	17,974	17,712
Re-organization expenses (2)	193	-	553	746
Acquisition related compensation expense (3)	(13)	104	17	367
Acquisition related expenses (4)	1,221	-	1,221	4,392
Restructuring expenses	211	1,884	211	1,884
Settlement and related expenses	-	267	-	267
Tax settlement and "trapped profits" release one time payment	19,189	-	19,189	-
Tax adjustments re non-GAAP adjustments	(3,786)	(5,949)	(12,850)	(20,145)
Non-GAAP net income	$38,249	$39,690	$113,327	$110,963

GAAP diluted earnings (loss) per share	$(0.06)	$0.27	$0.50	$0.57

Non-GAAP diluted earnings per share	$0.62	$0.64	$1.83	$1.77

Shares used in computing GAAP diluted earnings (loss) per share	60,497	61,971	61,855	62,523

Shares used in computing Non-GAAP diluted earnings per share	61,979	61,971	61,855	62,523

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation
		Quarter ended		Year to date
		September 30,		September 30,
		2013	2012	2013	2012
	Cost of product revenue	$(157)	$(47)	$(397)	$(331)
	Cost of service revenue	(1,163)	(952)	(2,986)	(2,899)
	Research and development	(876)	(461)	(1,927)	(2,173)
	Sales and marketing	(2,593)	(1,412)	(6,754)	(5,512)
	General and administrative	(1,943)	(2,089)	(5,910)	(6,797)
		$(6,732)	$(4,961)	$(17,974)	$(17,712)

(2)	Re-organization expenses

		Quarter ended		Year to date
		September 30,		September 30,
		2013	2012	2013	2012
	Cost of product revenue	$-	$-	$(5)	$-
	Cost of service revenue	-	-	(123)	(52)
	Research and development	-	-	-	(177)
	Sales and marketing	(182)	-	(307)	(517)
	General and administrative	(11)	-	(118)	-
		$(193)	$-	$(553)	$(746)

(3)	Acquisition related compensation expense

		Quarter ended		Year to date
		September 30,		September 30,
		2013	2012	2013	2012
	Cost of service revenue	$-	$(5)	$-	$(22)
	Research and development	16	(85)	(13)	(302)
	Sales and marketing	(3)	(14)	(4)	(43)
		$13	$(104)	$(17)	$(367)

(4)	Acquisition related expenses

	Quarter ended		Year to date
	September 30,		September 30,
	2013	2012	2013	2012
Cost of product revenue	$(4)	$-	$(4)	$(5)
Cost of service revenue	-	-	-	(39)
Research and development	(109)	-	(109)	(31)
Sales and marketing	(105)	-	(105)	100
General and administrative	(877)	-	(877)	(4,417)
Other expense, net	(126)	-	(126)	-
	$(1,221)	$-	$(1,221)	$(4,392)

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30,	December 31,
	2013	2012
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$102,950	$98,596
Short-term investments	88,221	199,955
Trade receivables	157,831	155,426
Other receivables and prepaid expenses	45,299	37,626
Inventories	15,221	13,897
Deferred tax assets	17,095	15,564

Total current assets	426,617	521,064

LONG-TERM ASSETS:
Marketable securities	252,702	146,154
Other long-term assets	28,863	28,676
Property and equipment, net	44,256	41,278
Other intangible assets, net	185,614	228,746
Goodwill	702,649	695,027

Total long-term assets	1,214,084	1,139,881

TOTAL ASSETS	$1,640,701	$1,660,945

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$24,343	$20,553
Deferred revenues	147,218	150,424
Accrued expenses and other liabilities	192,608	212,452

Total current liabilities	364,169	383,429

LONG-TERM LIABILITIES:
Deferred tax liabilities	39,320	58,341
Other long-term liabilities	30,429	28,087

Total long-term liabilities	69,749	86,428

SHAREHOLDERS' EQUITY	1,206,783	1,191,088

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,640,701	$1,660,945

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended		Year to date
	September 30,		September 30,
	2013	2012	2013	2012
	Unaudited	Unaudited	Unaudited	Unaudited

Operating Activities

Net income (loss)	$(3,708)	$16,777	$31,059	$35,764
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation, amortization and other	22,937	24,753	69,307	72,218
Stock based compensation	6,732	4,960	17,973	17,711
Excess tax shortfall (benefit) from share-based payment arrangements	(353)	122	(363)	60
Net recognized losses (gains) on investments and derivatives	727	200	3,524	(749)
Gain on sale of intangible assets	-	-	-	(1,125)
Deferred taxes, net	(5,157)	(5,972)	(14,398)	(19,681)
Changes in operating assets and liabilities:
Trade Receivables	(3,664)	(8,466)	(3,669)	2,453
Other receivables and prepaid expenses	1,392	(4,801)	(3,961)	433
Inventories	455	1,566	(1,379)	3,467
Trade payables	(1,425)	(4,305)	3,517	2,834
Accrued expenses and other current liabilities*	(3,302)	14,039	(22,036)	(3,045)
Deferred revenue*	(30,588)	(28,038)	(1,763)	(17,140)
Other long-term liabilities	319	761	(87)	364

Net cash provided by (used in) operating activities	(15,635)	11,596	77,724	93,564

Investing Activities

Purchase of property and equipment	(7,033)	(6,786)	(15,359)	(20,464)
Proceeds from sale of property and equipment	19	3	23	1,010
Purchase of investments	(28,697)	(66,437)	(203,578)	(139,176)
Proceeds from investments	70,807	36,534	198,881	160,092
Capitalization of software development costs	(236)	(386)	(815)	(1,141)
Proceeds from sale of intangible assets, net	-	-	-	1,125
Payments for acquisitions, net of cash acquired	(21,361)	-	(21,361)	(155,503)
Proceeds upon the realization of investment in an affiliate	588	-	588	-

Net cash provided by (used in) investing activities	14,087	(37,072)	(41,621)	(154,057)

Financing Activities

Proceeds from issuance of shares upon exercise of share options and ESPP	12,367	2,926	27,387	25,650
Purchase of treasury shares	(16,573)	(28,327)	(39,565)	(93,446)
Dividends paid	(9,693)	-	(19,349)	-
Excess tax benefit (shortfall) from share-based payment arrangements	353	(122)	363	(60)

Net cash used in financing activities	(13,546)	(25,523)	(31,164)	(67,856)

Effect of exchange rates on cash and cash equivalents	294	(446)	(585)	(1,244)

Net change in cash and cash equivalents	(14,800)	(51,445)	4,354	(129,593)
Cash and cash equivalents, beginning of period	117,750	126,289	98,596	204,437

Cash and cash equivalents, end of period	$102,950	$74,844	$102,950	$74,844

*Certain comparative figures have been reclassified to conform to the current year presentation.